Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

X-Rite

3100 44th Street SW

Grandville MI 49418 USA

PRESS RELEASE

CONTACT:

Laura Davis

X-Rite, Incorporated

publicrelations@xrite.com

616-257-2134

EICHHOF HOLDING AG OPTS NOT TO BID FOR AMAZYS HOLDING AG

Grandville, Michigan, April 11, 2006 – X-Rite, Incorporated (Nasdaq: XRIT), a leading provider of color measurement solutions, has been informed by Amazys Holding AG (SWX: AMSN) that Eichhof Holding AG has abandoned their intent to make a competing public tender offer for Amazys’ shares. X-Rite announced its formal tender offer to purchase all of the outstanding registered shares of Amazys for the purchase price of approximately $280 million or CHF 77 per Amazys share plus 2.11 shares of X-Rite stock per Amazys share on Friday, March 24, 2006. Amazys develops, markets and supports hardware, software and services to measure and communicate color under the GretagMacbeth brand.

X-Rite continues to move forward on the transaction and is fully committed to the completion as outlined in the tender offer. The tender offer is supported by the Boards of Directors of both X-Rite and Amazys.

About X-Rite:

X-Rite is a leading provider of color measurement solutions comprised of hardware, software and services for the verification and communication of color data. The Company serves a broad range of industries, including graphic arts, digital imaging, industrial and retail color matching, and medical. X-Rite is global, with 20 offices throughout Europe, Asia, and the Americas, serving customers in 100 countries. Visit www.xrite.com for more information.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Amazys and is not a substitute for the prospectus and proxy statement and other documents that X-Rite has filed or will file with the U.S. Securities and Exchange Commission (“SEC”). X-Rite has filed exchange offer materials and other documents with the SEC, including a preliminary prospectus in an S-4 Registration Statement, and has also filed exchange offer materials with the Swiss Takeover Board. The exchange offer materials contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The exchange offer materials and certain other offer documents will be made available to all stockholders of Amazys at no expense to them. The exchange offer materials are and will also be available for free at the SEC’s website at www.sec.gov. Amazys stockholders are urged to read the relevant exchange offer documents when they become available, as well as any amendments or supplements to those documents, because they contain important information that stockholders should consider before making any decision regarding tendering their shares.

In addition, the issuance of X-Rite common stock in connection with the proposed transaction will be submitted to X-Rite shareholders for their consideration, and X-Rite will file with the SEC a proxy statement to be used by X-Rite to solicit its shareholders’ approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. The definitive proxy statement will be sent to the shareholders of X-Rite seeking their approval of the proposed transaction. The proxy statement will also be available for free at the SEC’s website (www.sec.gov). Shareholders of X-Rite are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information.

X-Rite and its directors, officers and other members of its management and employees also may be soliciting proxies from X-Rite’s shareholders in connection with the vote of X-Rite shareholders referenced above. Information regarding those participants will be included in Part III of the Company’s Annual Report on Form 10-K for the 2005 fiscal year of the company. Copies of this filing will be available at the SEC’s website. Additional information regarding the interests of those participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

Copies of the proxy statement, the registration statement and the SEC filings of X-Rite that will be incorporated by reference in the proxy statement and the registration statement can also be obtained when available, without charge, by directing a request to: Barbara Linderman at blinderman@xrite.com.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the information contained in this filing.

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Media information

Eichhof Holding AG opts not to bid for Amazys Holding AG

Step up of Datacolor’s expansion

The Board of Directors of Eichhof Holding AG has decided following a careful evaluation of the opportunities and risks and although financing has been secured, not to make a bid for Amazys Holding AG. An analysis has shown that Datacolor is now very well positioned to grow on its own. With a solid financial base and sound earning power, the Eichhof Group plans to invest in accelerating the expansion Datacolor’s global market leadership within the textile industry, in the color calibration of monitors, printers and projectors, and elsewhere. In this way Datacolor will benefit from the current phase of restructuring in its industry and can exploit the major potential of the global color management market.

Lucerne, 9 April 2006

Eichhof Holding AG, 6002 Luzern

Telephone 041 319 12 42, fax 041 319 12 60

www.eichhof.com

Disclaimer

This press release is not a pre-announcement and not a tender offer prospectus to purchase shares in Amazys Holding AG in accordance with Swiss tender offer rules and this press release is not an offer or a solicitation of offers to purchase shares in Amazys Holding AG.

Neither this press release nor any copy of it may be taken or transmitted into the United States or distributed, directly or indirectly, in the United States or to any U.S. Person. In addition, the distribution of this document in other jurisdictions, e.g. the United Kingdom, may be restricted by law and persons into whose possession this document comes, should inform them-selves about, and observe, any such restrictions.